August 3, 2006


Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Cline:

          This letter is in response to your comment letter dated July 13, 2006 in which you reviewed the information filed by WSFS Financial Corporation ("WSFS" or the "Company") with the Commission on June 21, 2006.

          For your convenience, the comment from your letter is repeated below in italics. The Company's response is provided below your comment.

Notes to Consolidated Financial Statements
------------------------------------------

Note 20 - Accounting for Derivative Instruments and Hedging - page 58
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       1.     In your response to our previous  comment 1, you stated that under
              DIG Issue E-22, you identified the subordinated debt issued by the company as your surrogate hedged item when you adopted FIN 46 in January of 2004. Further, you stated that you believed that the hedged forecasted transaction was not probable of not occurring and therefore, you did not reclassify any amounts previously reported in OCI into current income. Please tell us the following information:

              o Please clarify if you are using DIG Issue E-22 to designate the subordinated debt issued in 2005 as a surrogate item for the subordinated debt issued in 1998;

              o Please clarify what you specifically identified as the hedged item in your original hedging documentation;

              o Your subordinated debt issued in 1998 was extinguished using the proceeds of the additional subordinated debt issued in 2005.

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                     Please tell us the facts and circumstances you relied on in determining that the interest payments on the 1998 debt (the surrogate hedged item) were not probable of not occurring, considering that the surrogate item no longer exists.

To facilitate your review and to summarize certain of the information contained in our prior responses, we believe it may be helpful to provide some of the information previously communicated to the Commission together with a chronology of our hedge accounting, as follows.

January 2000        WSFS early adopted the provisions of SFAS 133 and designated an interest  rate cap  contract  entered into in 1998 as the hedging instrument in a cash flow hedging relationship.  The
                    hedging   relationship   was  documented  at  that  time  as
                    involving "offsetting cash flows attributable to changes in LIBOR above the cap limit" where the hedging instrument was described as "an interest rate cap which placed a ceiling of 6% on three-month LIBOR for 10 years" and was "used to hedge the cash flows of the $50 million in trust preferred floating debt."

July 2002           The Company  dedesignated the hedging  relationship  entered
                    into  in  2000,   redesignated   the  hedge  with  the  same
                    derivative hedging instrument and hedged item, and adopted the guidance provided for in DIG Issue G-20.

January 2004        Pursuant to FIN 46R, WSFS  deconsolidated the trust that was used to issue our 1998 trust preferred securities.  Pursuant to DIG Issue  E-22,  hedge  accounting  was  required  to be discontinued  because the preferred securities issued by the trust were no longer included in our consolidated  financial statements.  That Issue required that companies "reflect the ongoing  effect of the previous  hedge  accounting for those discontinued  relationships in a manner  consistent with the reporting entity's risk management policy and the objectives of those discontinued hedging  relationships."  Accordingly, for WSFS, amounts in accumulated other comprehensive  income as of  January  1,  2004  began to be  reclassified  in each
                    subsequent   accounting  period  as  the  interest  payments
                    related to the subordinated debt issued to the trust (in connection with the trust's issuance of its preferred securities)affected earnings. There was no ineffectiveness that was required to be recorded in earnings once the accounting required by DIG Issue E-22 began to be applied because the Company's subordinated debt and the trust preferred securities contained the same pertinent terms. The
                    Company did not redesignate the cap as of January 1, 2004 in a cash flow hedging relationship but

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
                    erroneously continued to apply hedge accounting to the subordinated debt (more fully discussed below).

April 2005          The Company  refinanced $50 million of 1998 trust  preferred securities with $65 million of trust  preferred  securities.
                    In connection with this refinancing, the subordinated debt associated with the 1998 trust preferred securities was extinguished and new subordinated debt was issued by the Company to a newly formed trust. At that time, we did not discontinue the ongoing effects of our discontinued hedging relationship (meaning that we did not immediately reclassify into earnings the amounts in accumulated other comprehensive income) and have continued since that date to follow the accounting provided for in DIG Issue E-22 related to the amount that had been accumulated in other comprehensive income. As explained below, we considered DIG Issue G-13 in arriving at our accounting at the date of the refinance.

March 2006          In connection with a current analysis of the Company's hedge accounting, it was identified that the hedge accounting applied in the period subsequent to January 1, 2004 was not appropriate under SFAS 133 because we not not redesignated the cap in a hedging relationship, and the Company evaluated the effects of this accounting on each interim and annual period after that date and determined that the impact of having applied hedge accounting was immaterial. The Company corrected the cumulative effects of its hedge accounting for this 8-quarter period in its December 31, 2005 Form 10-K filed with the Commission on March 16, 2006. The impact of reflecting the cumulative effects were also evaluated by the Company and determined to be immaterial.

After considering the events described above, and after reviewing the Company's contemporaneous documentation, the Company's responses to the bullet points in your comment are as follows:

Please clarify if you are using DIG Issue E-22 to designate the subordinated debt issued in 2005 as a surrogate item for the subordinated debt issued in 1998

o We believe that the Company's surrogate item remains unchanged and is unaffected by the refinancing, therefore we are not using DIG Issue E-22 to designate the subordinated debt issued in 2005 as a surrogate item for the subordinated debt issued in 1998. The terms of the Company's $50 million of subordinated debt before and after the refinance are identical and there was therefore no difference in our surrogate item.

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


Please clarify what you specifically identified as the hedged item in your original hedging documentation

o Our original hedging documentation specified that the hedging relationship involved "offsetting cash flows attributable to changes in LIBOR above the cap limit" where the hedging instrument was described as "an interest rate cap which placed a ceiling of 6% on three-month LIBOR for 10 years" and was "used to hedge the cash flows of the $50 million in trust preferred floating debt."

Your subordinated debt issued in 1998 was extinguished using the proceeds of the additional subordinated debt issued in 2005. Please tell us the facts and circumstances you relied on in determining that the interest payments on the 1998 debt (the surrogate hedged item) were not probable of not occurring, considering that the surrogate item no longer exists

     o Paragraph 33 of SFAS 133 requires us to reclassify the amount in accumulated other comprehensive income resulting from our discontinued hedging relationship over the periods when the hedged transaction affects earnings if the hedged transaction (in our case, cash flows attributable to changes in LIBOR above the cap limit on a $50 million trust preferred floating debt) is not probable of not occurring. If the transaction will continue, "no immediate reclassification of amounts from OCI into earnings is required (or permitted) under Paragraph 33" (DIG Issue G-13). Dig Issue G-13 guidance further states, "How the hedged forecasted transaction is designated and documented in a cash flow hedge is critically important in determining whether it is probable that the hedged forecasted transaction will occur [so that only in the case that] ...had the hedged forecasted transaction been narrowly limited to the interest payments on specific future debt issuances rather than on the five-year borrowing program, the failure to engage in those future debt issuances would cause the related derivative net gain or loss in OCI to be immediately reclassified into earnings pursuant to paragraph 33 because it would have been probable that the hedged forecasted transactions would not occur."

          Our documentation, as stated in the response to the second bullet point, indicated a hedging relationship that is similar to the five-year borrowing program cited in DIG issue G-13 rather than the specific future debt issuances also discussed in that guidance. As a result, it would be inappropriate to reclassify the amounts in accumulated other comprehensive income at that time. Subsequent documentation prepared at the date of the refinance on April 6, 2005 also concluded that, "the cap was designated on $50 million of Trust Preferred Securities and was not specifically designated on the Floating Rate Capital Trust I Preferred Securities." Our 2005 documentation concluded that we should continue to apply the accounting treatment established prior to the refinance.

          A part of our analysis in reaching our conclusion involved evaluating the circumstances surrounding the issuance of DIG Issues E-22. We determined that,

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

          given how we identified our hedged item in our original hedge documentation, the 2005 refinancing would not have required any change to our hedging relationship involving the preferred securities if FIN 46R had not been issued. Our surrogate hedged item (interest payments on the subordinated debt) should be treated the same with respect to the application of paragraph 33 as our trust preferred securities had they continued to be the hedged item for purposes of determining whether the hedged forecasted transaction is probable of occurring. We arrived at this conclusion with a view to the context in which DIG Issue E-22 was issued and the identification on the part of the FASB that there was a need to provide guidance for hedging relationships affected by the adoption of variable interest entity accounting.


We hope the foregoing has been fully responsive to your comment letter. Please feel free to contact me at (302) 571-6833 or sfowle@wsfsbank.com if you need additional information or clarification.

Sincerely,

/s/ Stephen A. Fowle

Stephen A. Fowle
Executive Vice President and
Chief Financial Officer

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